Filed by Independent Bank Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Independent Bank Corp.
Commission File No. 001-09047

ISLAND BANCORP LETTERHEAD

October 21, 2016

Dear Shareholder:

We are pleased to announce that on October 20, 2016, the Boards of Directors of The Edgartown National Bank (“ENB”) and its parent bank holding company, Island Bancorp, Inc. (“Island Bancorp”) unanimously approved an Agreement and Plan of Merger (the “Agreement”) with Rockland Trust Company of Rockland, Massachusetts, and its parent bank holding company, Independent Bank Corp. (“INDB”) providing for the merger of ENB with Rockland Trust Company, and the merger of Island Bancorp with INDB.

Under the terms of the Agreement, shareholders of Island Bancorp will receive the right to receive at their election either $500 in cash or 9.525 shares of INDB common stock in exchange for each of share of their Island Bancorp common stock. All shareholder elections will be subject to customary allocation and proration procedures intended to ensure that 80% of the aggregate merger consideration will consist of INDB common stock and 20% of cash. Based on the per share closing price on October 19, 2016, the price represents approximately 151.8% of Island Bancorp’s tangible book value at September 30, 2016, 22.6 times Island Bancorp’s 2015 earnings per share, a 5.9% core deposit premium, and a substantial premium above recent and historic sales of Island Bancorp common stock. The transaction is expected to be a tax-free exchange for shareholders of Island Bancorp receiving INDB common stock.

The merger will require the receipt of customary regulatory approvals and the affirmative vote of approval by at least two-thirds of the outstanding shares of Island Bancorp. The transaction is expected to be completed in the second quarter of 2017.

In the next few months, you will be mailed a Proxy Statement/Prospectus for the Island Bancorp Shareholder Meeting, at which the Island Bancorp shareholders will consider and vote with respect to the proposed merger with INDB.

Enclosed with this letter is the press release announcing the signing of the Agreement. The press release provides additional information that will answer many of your questions.

Sincerely yours,

Fielding Moore	D. Warren Vose, Jr.
President and Chief Executive Officer	Chairman of the Board of Directors

Additional Information and Where to Find It:

In connection with the proposed merger, Independent Bank Corp., the parent holding company of Rockland Trust (“Independent”), intends to file with the Securities Exchange Commission a Registration Statement on Form S-4 containing a proxy statement of Island Bancorp, Inc., the parent holding company of Edgartown National Bank (“Island Bancorp”), and a prospectus of Independent. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus and other documents filed by Independent with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded, free of charge, at Independent’s web site at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Investor Relations, Independent, 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737.

Participants in the Solicitation:

This filing is not a solicitation of a proxy from any security holder of Island Bancorp. However, Independent, Island Bancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Island Bancorp. in respect of the proposed transaction. Information regarding the directors and executive officers of Independent may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders, which was filed with the Commission on March 30, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Commission on February 25, 2016, each of which can be obtained free of charge from Independent’s website. Information regarding the directors and executive officers of Island Bancorp, the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

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October 21, 2016

Dear Valued Friend and Customer of The Edgartown National Bank:

We are pleased to inform you that on October 20, 2016 Edgartown National Bank (“Edgartown National”) agreed to merge with Rockland Trust Company (“Rockland Trust”). Under the agreement we anticipate that, in the spring of 2017, Edgartown National will merge with and into Rockland Trust to create an even stronger bank committed to serving the needs of communities, customers and businesses. A copy of the press release announcing the agreement is attached.

Edgartown National is a strong and profitable community bank which has been serving the Island of Martha’s Vineyard since 1905. After the merger, our four (4) branches will operate as branches of Rockland Trust and will continue to serve customers and the community with the outstanding Edgartown National customer service staff whom you know and trust.

Rockland Trust, which was established in 1907 and currently has approximately $7.5 billion in assets, serves customers throughout Eastern Massachusetts and Rhode Island through its extensive network of over 80 offices. The proposed merger with Rockland Trust provides greater resources and enables us to offer you an expanded array of products and services, including sophisticated banking technology, a new and improved online banking platform and bill pay, mobile banking, smart ATMs, text banking, Apple Pay and instant issue debit cards, as well as trust and wealth management services.

Edgartown National and Rockland Trust are dedicated to providing exceptional customer service, and our employees are working together closely to ensure a smooth and seamless transition for customers.

In addition to being beneficial to our customers, the merger with Rockland Trust will also benefit the communities of Martha’s Vineyard and our employees. Rockland Trust has an “Outstanding” rating pursuant to the Community Reinvestment Act and received a perfect score of 100% on the 2016 Corporate Equality Index administered by the Human Rights Campaign Foundation. In addition, Rockland Trust has been recognized as one of The Boston Globe’s Top Places to Work for seven (7) consecutive years. The Boston Business Journal has also recognized Rockland Trust as a leading Charitable Contributor in 2015, 2014, and 2013. Furthermore to reflect its commitment to Martha’s Vineyard, Rockland Trust is donating $25,000 to the Island Housing Trust and Workforce Housing Partnership.

As an Edgartown National customer, no action on your part is necessary at this time. You will be receiving additional communications on the combination of our organizations and the integration of our operations as we get nearer to the completion of the merger. In the meantime, if you should have any questions we encourage you to call us or visit our websites. The Edgartown National website is www.yourislandbank.com. The Rockland Trust website is www.rocklandtrust.com, where you can learn more about Rockland Trust and the vast array of traditional, electronic and mobile products and services that will be available to you following the completion of our proposed merger.

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We appreciate your business and look forward to serving your financial needs. Please call me or stop by the Bank if you should have any questions or if there is anything we can do to better serve your banking needs.

Sincerely,

Fielding Moore

President and Chief Executive Officer

Additional Information and Where to Find It:

In connection with the proposed merger, Independent Bank Corp., the parent holding company of Rockland Trust (“Independent”), intends to file with the Securities Exchange Commission a Registration Statement on Form S-4 containing a proxy statement of Island Bancorp, Inc., the parent holding company of Edgartown National Bank (“Island Bancorp”), and a prospectus of Independent. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus and other documents filed by Independent with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded, free of charge, at Independent’s web site at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Investor Relations, Independent, 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737.

Participants in the Solicitation:

This filing is not a solicitation of a proxy from any security holder of Island Bancorp. However, Independent, Island Bancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Island Bancorp. in respect of the proposed transaction. Information regarding the directors and executive officers of Independent may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders, which was filed with the Commission on March 30, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Commission on February 25, 2016, each of which can be obtained free of charge from Independent’s website. Information regarding the directors and executive officers of Island Bancorp, the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

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ROCKLAND TRUST

Where Each Relationship Matters®

EDGARTOWN NATIONAL BANK
your island bank

To our Friends and Communities,

We are excited that Edgartown National Bank and Rockland Trust will be joining forces. Together, we will provide the stability and strength of one of the area's largest community banks, with expanded products, more services and technology capabilities, and a deep commitment to serving customers and communities.

This merger will bring together two community banks that share the same values and similar histories. It will also preserve the strengths and independent spirit of Edgartown National Bank as the premier banking and financial services provider on Martha's Vineyard.

We are delighted to continue to serve you from the same branches by the same friendly faces. All of Edgartown National Bank's four banking offices will remain open and all of the customer service staff of Edgartown National Bank are expected to remain with the Bank.

We deeply value the unique qualities that make Martha's Vineyard such a special place to live and work. Rockland Trust shares Edgartown National Bank's commitment to the community. In this regard, Rockland Trust has an "Outstanding" rating under the Community Reinvestment Act. In addition, as part of its commitment to the community, Rockland Trust is donating $25,000 to the Island Housing Trust to help in their mission to provide access to affordable housing.

We anticipate the merger to be completed in the spring following receipt of the normal corporate and regulatory approvals and expect it to be business as usual until then for each of our banks. We are honored to serve you and will strive to earn your business every day. On behalf of Rockland Trust and Edgartown National Bank, we thank you for your continued support.

Best regards,



Chris Oddleifson
President and CEO
Rockland Trust



Fielding H. Moore
President and CEO
Edgartown National Bank

Additional Information and Where to Find It:
In connection with the proposed merger, Independent Bank Corp., the parent holding company of Rockland Trust ("Independent"), intends to file with the SEC a Registration Statement on Form S-4 containing a proxy statement of Island Bancorp, Inc., the parent holding company of Edgartown National Bank ("Island Bancorp"), and a prospectus of Independent. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus and other documents filed by Independent with the Commission at the Commission's web site at www.sec.gov. **Participants in the Solicitation:** This filing is not a solicitation of a proxy from any security holder of Island Bancorp. However, Independent, Island Bancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Island Bancorp in respect of the proposed transaction. Information regarding the directors and executive officers of Independent may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders, which was filed with the Commission on March 30, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015, each of which can be obtained free of charge from Independent's website. Information regarding the directors and executive officers of Island Bancorp, the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Rockland Trust and Edgartown National Bank are Members FDIC